Exhibit 99.2

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	December 31, 2020	June 30, 2021
		RMB’000	RMB’000	US$’000

				(Note 3(c))
ASSETS
Current assets
Cash and cash equivalents		90,115	144,181	22,331
Contract assets	6(a)	6,194	5,598	867
Accounts receivable, net	6	27,013	29,294	4,537
Other contract costs		47,125	31,443	4,870
Prepayments and other current assets	7	50,658	49,320	7,639
Amounts due from related parties	21(b)	7,934	4,777	740
Prepaid income tax		14,460	14,398	2,230

Total current assets		243,499	279,011	43,214

Non-current assets
Restricted cash		10,358	8,215	1,272
Other contract costs		9,316	18,802	2,912
Equity method investments	8	24,552	26,001	4,027
Property and equipment, net	9	146,891	126,669	19,619
Operating lease right-of-use assets	15	322,559	264,050	40,896
Intangible assets, net	10	19,337	16,522	2,559
Deferred tax assets		6,997	2,353	364
Goodwill	12	274,567	268,565	41,595
Long-term prepayments and other non-current assets	7	40,754	36,292	5,622

Total non-current assets		855,331	767,469	118,866

Total assets		1,098,830	1,046,480	162,080

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	December 31, 2020	June 30, 2021
		RMB’000	RMB’000	US$’000

				(Note 3(c))
Current liabilities
Accounts payable (including amounts of VIEs (as defined herein) without recourse to the Company of RMB 9,762 and RMB 11,325 as of December 31, 2020 and June 30,2021, respectively)		17,013	16,821	2,605
Bank loans (including amounts of VIEs without recourse to the Company of RMB 133,900 and 42,979 as of December 31, 2020 and June 30,2021, respectively )	14	133,900	42,979	6,657
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 341,934 and RMB 331,719 as of December 31, 2020 and June 30,2021, respectively)	6(b)	341,934	331,719	51,377
Salary and welfare payable (including amounts of VIEs without recourse to the Company of RMB 65,927 and RMB 57,457 as of December 31, 2020 and June 30,2021, respectively)		67,609	59,024	9,142
Financial liabilities from contracts with customers (including amounts of VIEs without recourse to the Company of RMB 384,561 and RMB 330,148 as of December 31, 2020 and June 30,2021, respectively)	6(b)	384,561	330,148	51,133
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB 43,009 and RMB 28,283 as of December 31, 2020 and June 30,2021, respectively)	13	46,030	51,726	8,011
Income taxes payable (including amounts of VIEs without recourse to the Company of RMB 267and RMB 285 as of December 31, 2020 and June 30,2021, respectively)		267	285	44
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB 159,739 and RMB 442,661 as of December 31, 2020 and June 30,2021, respectively)	21(b)	50,192	74,095	11,476
Current operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 131,151 and 115,765 as of December 31, 2020 and June 30,2021, respectively)	15	131,151	115,765	17,930
Total current liabilities		1,172,657	1,022,562	158,375

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	December 31, 2020	June 30, 2021
		RMB’000	RMB’000	US$’000

				(Note 3(c))
Non-current liabilities
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 46,927 and RMB 43,338 as of December 31, 2020 and June 30,2021, respectively)	6(b)	46,927	43,338	6,712
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB 7,661 and RMB 5,812 as of December 31, 2020 and June 30,2021, respectively)	11	7,661	5,812	900
Operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 200,409 and 159,922 as of December 31, 2020 and June 30,2021, respectively)	15	200,409	159,922	24,770
Non-current tax payable (including amounts of VIEs without recourse to the Company of RMB 33,718 and RMB 34,010 as of December 31, 2020 and June 30,2021, respectively)		33,718	34,010	5,267

Total non-current liabilities		288,715	243,082	37,649

Total liabilities		1,461,372	1,265,644	196,024

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	December 31, 2020	June 30, 2021
		RMB’000	RMB’000	US$’000

				(Note 3(c))
Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 56,874,548 and 104,325,637 shares issued outstanding as of December 31, 2020 and June 30,2021)	20	37	67	10
Additional paid-in capital		557,535	870,536	134,829
Accumulated deficit		(936,247)	(1,101,091)	(170,537)

Total deficit attributable to shareholders of the Company		(378,675)	(230,488)	(35,698)
Non-controlling interests		16,133	11,324	1,754

Total deficit		(362,542)	(219,164)	(33,944)

Commitments and contingencies	22	-	-	-

Total liabilities and shareholders’ deficit		1,098,830	1,046,480	162,080

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Six Months Ended June 30,
	Note	2020	2021
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Revenues	17	370,909	411,319	63,705
Cost of revenues		(280,775)	(274,357)	(42,492)
Gross profit		90,134	136,962	21,213
Operating expenses:
Selling and marketing expenses		(139,466)	(147,543)	(22,852)
General and administrative expenses		(130,415)	(144,511)	(22,382)
Research and development expenses		(15,182)	(7,526)	(1,166)
Loss from operations		(194,929)	(162,618)	(25,187)
Other income (expenses):
Interest income		282	173	27
Interest expenses		(2,284)	(3,475)	(538)
Foreign currency exchange gain/(loss), net		258	(1,054)	(163)
Losses on disposal and closure of subsidiaries and branches		(10,163)	(5,495)	(851)
Government grants	3(w)	12,879	6,369	986
Equity in income on equity method investments		107	1,449	224
Others, net		(932)	(1,735)	(269)
Loss before income tax		(194,782)	(166,386)	(25,771)
Income tax expense	11	(308)	(3,267)	(506)
Net Loss		(195,090)	(169,653)	(26,277)
Less: Net loss attributable to non-controlling interests		3,437	(4,809)	(745)
Net loss attributable to shareholders of the Company		(198,527)	(164,844)	(25,532)

Comprehensive loss		(198,527)	(164,844)	(25,532)
Net loss per share	18
- Basic		(3.59)	(2.57)	(0.40)
- Diluted		(3.59)	(2.58)	(0.40)
Weighted average shares used in calculating net loss per share
- Basic		55,237,081	64,138,561	64,138,561
- Diluted		55,237,081	63,858,765	63,858,765

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total deficit attributable to shareholders of the Company	Non-controlling interests	Total deficit
	Note	Number of shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at December 31, 2019		48,391,607	34	264,358	(525,262)	(260,870)	17,931	(242,939)

Net loss for the year		-	-	-	(410,985)	(410,985)	(1,798)	(412,783)
Reserve recapitalization		8,482,941	3	199,803	-	199,806		199,806
Warrant financing				41,118		41,118		41,118
Share-based compensation				52,256		52,256		52,256
Balances at December 31, 2020		56,874,548	37	557,535	(936,247)	(378,675)	16,133	(362,542)
Net loss for the year					(164,844)	(164,844)	(4,809)	(169,653)
Issuance of shares		47,451,089	30	274,643	-	274,673	-	274,673
Share-based compensation		-	-	38,358	-	38,358	-	38,358
Balances at June 30, 2021		104,325,637	67	870,536	(1,101,091)	(230,488)	11,324	(219,164)

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	For the Six Months Ended June 30
		2020	2021
		RMB’000	RMB’000	US$’000

				(Note 3(c))
Cash flows from operating activities:
Net loss		(195,090)	(169,653)	(26,277)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization		28,591	21,061	3,262
Amortization of operating lease right-of-use assets		75,157	46,161	7,149
Net gain on disposal of property and equipment		(3,714)	(27)	(4)
Impairment loss of goodwill		16,501	6,002	930
Provision for impairment loss of account receivables and other receivables		4,865	2,672	414
Equity in income on equity method investments		(407)	(1,449)	(224)
Deferred income tax expense(benefit)		(6,426)	2,892	448
Gain on disposal and closure of subsidiaries and branches		10,163	5,495	851
Warrant financing		-	2,404	372
Share-based compensation expenses	19	4,577	38,358	5,941
Changes in operating assets and liabilities, net of effect of acquisitions and disposals of subsidiaries:
Decrease in contract assets		1,043	596	92
Increase in accounts receivable		(20,935)	(5,296)	(820)
Decrease in other contract costs		6,249	6,196	960
Decrease in prepayments and other current assets		43,011	26,497	4,104
Decrease in other non-current assets		9,216	3,276	507
Increase/(decrease) in accounts payable		13,131	(192)	(29)
Decrease in deferred revenue		(41,982)	(13,804)	(2,138)
Decrease in salary and welfare payable		(15,091)	(8,585)	(1,330)
Decrease in financial liabilities from contracts with customers		(69,100)	(54,413)	(8,428)
Increase/(decrease) in accrued expenses and other payables		43,447	(13,053)	(2,022)
(Increase)/decrease in prepaid tax		(1,470)	62	10
Decrease in operating lease liabilities		(70,320)	(55,499)	(8,596)
Increase in income taxes payable		1,425	7,306	1,133
Net cash flow used in operating activities		(167,159)	(152,993)	(23,695)
Cash flows from investing activities:
Disposal of subsidiaries		-	(2,021)	(313)
Purchases of property and equipment		(8,740)	(1,530)	(237)
Proceeds from disposal of property and equipment		22,749	59	9
Advances to related parties	21(a)	(1,449)	(813)	(126)
Repayment of advances to related parties	21(a)	5,359	3,970	615
Purchase of short-term investments		(42,391)	-	-
Net cash used in investing activities		(24,472)	(335)	(52)
Cash flows from financing activities:
Advances from related parties	21(a)	15,545	108,020	16,730
Repayment of advances from related parties	21(a)	(2)	(84,117)	(13,028)
Distributions in connection with Reorganization		10,091	272,269	42,169
Proceeds from bank loans		64,900	27,000	4,182
Repayment of bank loans		(72,200)	(117,921)	(18,264)
Payment for offering expenses		(12,490)	-	-
Proceeds from contributions from equity shareholders		208,596	-	-
Net cash generated from financing activities		214,440	205,251	31,789
Net decrease in cash and cash equivalents and restricted cash		22,809	51,923	8,042
Cash and cash equivalents and restricted cash at the beginning of the year		151,731	100,473	15,561
Cash and cash equivalents and restricted cash at the end of the year		174,540	152,396	23,603
Supplemental disclosure of cash flow information:
Interest paid		2,322	3,475	538
Income tax paid		4,305	56	9
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents		163,542	144,181	22,331
Restricted cash		10,998	8,215	1,272
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows		174,540	152,396	23,603

METEN HOLDING GROUP LTD

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and variable interest entities, Shenzhen Meten International Education Co., Ltd. and Shenzhen Likeshuo Education Co., Ltd. (collectively, the “VIEs”) and their subsidiaries (the Company, the VIEs and their subsidiaries being collectively referred to herein as the “Group”), is primarily engaged in providing a wide range of educational programs, services and products, consisting primarily of classroom-based English training services, overseas training services, online English training services and operation of education software. All of the Group’s operations and customers are located in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own.

Meten EdtechX Education Group Ltd. changed its name to “Meten Holding Group Ltd.,” on August 11, 2021

As of June 30, 2021, the details of the Company’s major subsidiaries, consolidated VIEs and the major subsidiaries of the VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”)	September 20, 2018	PRC	100%	Technology development and education consulting service
Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”)	September 20, 2018	PRC	100%	Technology development and education consulting service
VIEs:
Shenzhen Meten International Education Co., Limited (“Shenzhen Meten”)	April 3, 2006	PRC	100%	Offline English training
Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo’’)	October 26, 2018	PRC	100%	Online English training
VIEs’ major subsidiaries and schools:
Shenzhen Qianhai Meten Technology Co., Ltd	October 30, 2013	PRC	80%	Online English training
Meten Education (Shenzhen) Co., Ltd	November 24, 2015	PRC	100%	Offline English training
Nanjing Meten Foreign Language Training Co., Ltd	December 6, 2013	PRC	100%	Offline English training
Chengdu Meten Education Technology Co., Ltd	April 20, 2016	PRC	100%	Offline English training
Guangzhou Meten Education Technology Co., Ltd	March 29, 2016	PRC	100%	Offline English training
Beijing Jingchengying Education and Culture Development Co., Ltd.	September 16, 2002	PRC	80%	Offline English training
Beijing Jingcheng Education Network Technology Co., Ltd.	July 15, 2005	PRC	80%	Offline English training
Beijing Fengtai District ABC Foreign Language Training School	May 27, 2005	PRC	80%	Offline English training
Beijing Xicheng District ABC Foreign Language Training School	February 16, 2007	PRC	80%	Offline English training
Harbin ABC Foreign Language School	February 28, 2000	PRC	80%	Offline English training
Harbin ABC Culture Training School	November 18,2016	PRC	80%	Offline English training
Harbin Xiangfang District ABC Foreign Language School	July 31, 2006	PRC	80%	Offline English training

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. On September 27, 2019, the Company issued one ordinary share to its sole director, Richard Fear (the “Founder”), for a purchase price of $ 0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

Reverse recapitalization

 On December 12, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Company (“EdtechX Merger Sub”), Meten Education Group Ltd. (“Meten International”), a Cayman Islands exempted company which incorporated on July 10,2018 and wholly owned subsidiary of the Company (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”). EdtechX was a blank check company incorporated in Delaware on May 15, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 48,391,607 and 1,971,505 ordinary shares of the Company respectively (the “Business Combination”).

Meten International was determined to be the accounting acquirer, given the controller of Meten International effectively controlled the combined entity, Meten EdtechX Education Group Ltd., after the Business Combination.

The transaction is not a business combination under U.S. GAAP, because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data are retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 19.

The par value of ordinary shares was adjusted retrospectively from RMB219 to RMB34, the subscription receivable was adjusted retrospectively from negative RMB2 to RMB nil, and the difference of RMB183 was adjusted retrospectively as in addition paid-in capital as of December 31, 2019. The consolidated statements of changes in equity (deficit) for the years ended December 31, 2018 and 2019 were also adjusted retrospectively to reflect these changes.

The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted, was adjusted retrospectively from 300,393,162 and 307,843,576 to 45,626,027 and 46,997,775, respectively, for the year ended December 31, 2018. Before the adjustment, the net income per ordinary share - basic and diluted, was RMB0.16 and RMB0.15, respectively, and after the adjustment, the net income per ordinary share– basic and diluted, was RMB1.04 and RMB1.01, respectively, for the year ended December 31, 2018. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 318,601,222 to 48,391,607 for the year ended December 31, 2019. Before adjustment, the net loss per ordinary share - basic and diluted, was RMB0.69, and after adjustment, the net loss per ordinary share– basic and diluted, was RMB4.53, for the year ended December 31, 2019.

The loss per share before and after the retrospective adjustments are as follows.

	2018
	Before adjustment	After adjustment
	RMB	RMB

Net (loss) income per share attributable to Meten International’s shareholders – per share
-Basic	0.16	1.04
-Diluted	0.15	1.01

	2019
	Before adjustment	After adjustment
	RMB	RMB

Net (loss) income per share attributable to Meten International’s shareholders – per share
-Basic	(0.69)	(4.53)
-Diluted	(0.69)	(4.53)

Immediately prior to the Business Combination, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the merger transaction.

In connection with Business Combination, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000 to purchase shares of the Company. The US$12,000 financing was completed on March 30, 2020, and the US$4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

Reorganization of Meten International

Prior to the Business Combination, Meten International undertook a series of steps to restructure its business.

Meten International’s history began in April 2006 with the commencement of operations of Shenzhen Meten, a limited liability company incorporated in the PRC by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo. On December 18, 2017, Shenzhen Meten converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

From March 2012 to August 2018, Mr. Yun Feng, Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.11 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.21 Investment Fund Partnership (Limited Partnership), Zhihan (Shanghai) Investment Center (Limited Partnership), Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership) (collectively known as the “Pre-listing Investors”) each acquired certain equity interests in Shenzhen Meten.

In preparation of the Company’s overseas listing, Shenzhen Meten underwent a series of reorganization transactions (“Reorganization”) in 2018. The main purpose of the Reorganization was to establish a Cayman holding company for Shenzhen Meten’s general adult English training, overseas training services, online English training and other English language-related services businesses (the “Business”) in preparation for its overseas listing.

The Reorganization was executed in the following steps:

1)	Meten International was incorporated as an exempted company with limited liability in the Cayman Islands on September 27, 2019, and as offshore holding company of the Group. In July and August 2018, the Founder and Pre-listing Investors subscribed for ordinary shares of Meten International at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founder and Pre-listing Investors, the equity structure of the Meten International was identical to that of Shenzhen Meten.

2)	In July 2018, Meten International further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

3)	In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

4)	In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meten and Zhuhai Likeshuo, respectively.

5)	In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo and Shenzhen Yilian Education Investment Co. Ltd. (“Shenzhen Yilian Investment”).

6)	In November 2018, Zhuhai Meten entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders’ rights entrustment agreement (collectively referred to as the “Contractual Arrangements” as further described below) with Shenzhen Meten, and their shareholders. Zhuhai Likeshuo (together with Zhuhai Meten, the “WFOEs”), entered into a similar series of contractual arrangements with Shenzhen Likeshuo and their shareholders. Consequently, Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of Meten International upon the completion of the relevant reorganization steps.

7)	As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Upon completion of the Reorganization, Meten International’s shares and per share information, including the basic and diluted income/(loss) per share, have been presented retrospectively as if the number of ordinary shares outstanding immediately after the completion of the Reorganization had been outstanding from the beginning of the earliest period presented, except for the ordinary shares issued in connection with the exchange of Redeemable Owner’s Investment (as defined herein) held by the Pre-listing investors during the Reorganization have been weighted for the portion of the period that they were outstanding.

(c)	VIE arrangements

Given the uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing English language training and value-added telecommunications services in the PRC, the Company operates substantially all of its business through its VIEs and VIEs’ subsidiaries. To provide the Company the control of the VIEs, Zhuhai Meten and Zhuhai Likeshuo entered into a series of contractual arrangements with the VIEs and their respective equity holders.

Agreements among Zhuhai Meten, Shenzhen Meten and the shareholders of Shenzhen Meten

Business Cooperation Agreement

Pursuant to the business cooperation agreements, Zhuhai Meten shall provide management support, consulting services and technical services necessary for the English training and relevant services, and in return, Shenzhen Meten shall pay services fees to Zhuhai Meten, as described under the exclusive technical service and management consultancy agreement. Without the prior written consent of Zhuhai Meten, Shenzhen Meten and its affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party.

Exclusive Technical Service and Management Consultancy Agreement

Pursuant to the exclusive technical service and management consultancy agreement, Zhuhai Meten agreed to provide exclusive technical services to Shenzhen Meten and its affiliated entities. Without the prior written consent of Zhuhai Meten, Shenzhen Meten and its affiliated entities cannot accept services provided by, or establish similar corporation relationship with, any third party. Zhuhai Meten owns the exclusive intellectual property rights created as a result of the performance of this agreement, unless otherwise provided by the PRC laws or regulations. In consideration of the technical and management consultancy services provided by Zhuhai Meten, Shenzhen Meten and its affiliated entities agreed to pay annual service fees to Zhuhai Meten in an amount to be determined at Zhuhai Meten’s discretion.

Exclusive Call Option Agreement

Under the exclusive call option agreement entered into among Shenzhen Meten, Zhuhai Meten and the equity holders of Shenzhen Meten, each of the equity holders of Shenzhen Meten irrevocably granted Zhuhai Meten an exclusive option to purchase, or have its designated representatives to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Shenzhen Meten. Zhuhai Meten or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The exercise prices for Shenzhen Meten is equal to the lowest price as permitted under applicable PRC law and regulations. Without Zhuhai Meten’s prior written consent, Shenzhen Meten’s equity holders shall not sell or otherwise dispose of their beneficial interest, increase or decrease the registered capital, amend its articles of association, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The agreements expire upon transfer of all equity interests and assets of Shenzhen Meten to the Zhuhai Meten or its designated representatives.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among Shenzhen Meten and the equity holders of Shenzhen Meten, Shenzhen Meten and its the equity holders of shall pledge all of their equity interests in Shenzhen Meten to Zhuhai Meten, to guarantee the performance by Shenzhen Meten and the equity holders of their respective obligations under the Contractual Arrangements. In enforcing the pledge, if Shenzhen Meten and/or its shareholders breach their contractual obligations under those agreements, Zhuhai Meten, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. These agreements may not be terminated until all of Shenzhen Meten’s obligations have been fulfilled under the Contractual Arrangements.

Shareholders’ Rights Entrustment Agreement

Pursuant to the shareholders’ rights entrustment agreement signed between Zhuhai Meten, Shenzhen Meten and the equity holders of Shenzhen Meten, the equity holders of Shenzhen Meten irrevocably appointed Zhuhai Meten as attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in Shenzhen Meten, including, but not limited to, executing the exclusive right to convene and attend shareholders’ meeting, vote on all matters of Shenzhen Meten under its Articles of Association, and nominate and appoint directors and other senior management members of Shenzhen Meten. These agreements remain effective and irrevocable during the contractual periods and can be extended under PRC laws until Zhuhai Meten has purchased all equity of Shenzhen Meten under the exclusive call option agreement.

Spousal Undertaking

Pursuant to the spouse undertakings, the respective spouse of the individual shareholders of Shenzhen Meten has irrevocably agreed to the execution of a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholder’s rights entrustment agreement. The respective spouse of the individual shareholders of Shenzhen Meten further undertakes that he or she has not participated, is not participating and shall not in the future participate in the operation, management, liquidation, dissolution and other matters in relation to Shenzhen Meten and its affiliated entities, and confirms that the respective shareholder or its designated person can execute all necessary documents and perform all necessary procedures and give effect to the fundamental purposes under the contractual arrangements mentioned above, and further confirms and agrees to all such documents and procedures in relation to the spouse’s equity interest in Shenzhen Meten.

Agreements among Zhuhai Likeshuo, Shenzhen Likeshuo and the shareholders of Shenzhen Likeshuo

Zhuhai Likeshuo entered into a series of contractual arrangements with Shenzhen Likeshuo and the shareholders of Shenzhen Likeshuo, including a business cooperation agreement, an exclusive technical service and management consultancy agreement, an exclusive call option agreement, an equity pledge agreement, a shareholders’ rights entrustment agreement, and spousal undertakings. The terms of these agreements are identical to the contractual arrangements entered into by and among Zhuhai Meten, Shenzhen Meten, and the shareholders of Shenzhen Meten.

Through the aforementioned contractual agreements, the Company has the ability to:

●	exercise effective control over the VIEs whereby having the power to direct Shenzhen Meten and Shenzhen Likeshuo’s business activities;

●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shenzhen Meten and Shenzhen Likeshuo as if the Company was their sole shareholder; and

●	have an exclusive option to purchase all of the equity interests in Shenzhen Meten and Shenzhen Likeshuo.

Management, therefore, concluded that the Company, through the above Contractual Arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31, 2020	As of June 30, 2021
	RMB’000	RMB’000
ASSETS
Current assets
Cash and cash equivalents	66,987	105,355
Contract assets	6,194	5,598
Accounts receivable	26,731	29,121
Other contract costs	33,153	29,913
Prepayments and other current assets	49,153	48,500
Amounts due from related parties	7,934	4,777
Prepaid income tax	13,046	12,984

Total current assets	203,198	236,248

Non-current assets
Restricted cash	10,358	8,215
Other contract costs	19,995	18,802
Equity method investments	24,552	26,001
Property and equipment, net	146,215	126,073
Operating lease right-of-use assets	322,559	264,050
Intangible assets, net	18,277	15,515
Deferred tax assets	6,997	2,353
Goodwill	274,567	268,565
Long-term prepayments and other non-current assets	40,648	36,162

Total non-current assets	864,168	765,736

Total assets	1,067,366	1,001,984

Current liabilities
Accounts payable	9,762	11,325
Bank loans	133,900	42,979
Deferred revenue	341,934	331,719
Salary and welfare payable	65,927	57,457
Financial liabilities from contracts with customers	384,561	330,148
Accrued expenses and other payables	43,009	28,283
Current operating lease liabilities	131,151	115,765
Income taxes payable	267	285
Amounts due to related parties	159,739	442,661

Total current liabilities	1,270,250	1,360,622

Non-current liabilities
Deferred revenue	46,927	43,338
Deferred tax liabilities	7,661	5,812
Operating lease liabilities	200,409	159,922
Non-current tax payable	33,718	34,010

Total non-current liabilities	288,715	243,082
Total liabilities	1,558,965	1,603,704

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Net revenues	370,909	411,319
Net loss	(160,139)	(116,454)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Net cash used in operating activities	(195,340)	(190,306)
Net cash used in investing activities	(24,472)	(335)
Net cash generated from financing activities	214,440	205,251

The unrecognized revenue producing assets that are held by the VIEs comprise of assembly workforce and intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

In accordance with the Contractual Arrangements, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their registered capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of the restricted net assets.

As the VIEs are incorporated as limited liability companies under The Company Law of the PRC (the “PRC Company Law”), the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Risks associated with VIE arrangements

There are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations, and the Company cannot assure you that the PRC government would agree that the Group’s corporate structure or any of the above-mentioned Contractual Arrangements comply with current or future PRC laws or regulations. The PRC laws and regulations governing the validity of these Contractual Arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

(a)	revoking the business licenses of such entities;

(b)	discontinuing or restricting the operations of any transactions among the Company’s PRC subsidiaries and the VIEs;

(c)	limiting the Company’s business expansion in China by way of entering into contractual arrangements;

(d)	confiscating the income of the VIEs or the Company’s PRC subsidiaries;

(e)	imposing fines, penalties or other requirements with which the Company, its PRC subsidiaries or consolidated VIEs may not be able to comply;

(f)	requiring the Company to restructure its ownership structure or operations, terminate the Contractual Arrangements with the VIEs and deregistering the equity pledges on the equity interest in the VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

(g)	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China; or

(h)	restricting the use of financing sources by the Company or the VIEs, or otherwise restricting the Company or the VIEs’ ability to conduct business.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the Contractual Arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

If the PRC government deems that the Company’s contractual arrangements with its consolidated VIEs in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the Company could be subject to severe penalties or be forced to relinquish our interests in those operations. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC regulatory authorities could disallow this structure, which would materially adversely affect the Company’s operations and the value of its securities, and could cause the value of such securities to significantly decline or become worthless.

(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP’’).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(e)	Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through the WFOEs holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

2.	Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including obtaining bank borrowings.

Historically, the Group relied on external bank loans and financing from Pre-listing Investors to fund its working capital and capital expenditure requirements and to meet its obligations and commitments when they become due.

On July 24, 2021, the Double Reduction Opinions on Further Alleviating the Burden of Homework and After-School Training for Students in Compulsory Education was issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC, or the Double Reduction Opinions, which regulates institutions offering after-school training services on academic subjects. Uncertainties exist in relation to the Double Reduction Opinions of After-school Training Institutions in the PRC, which may materially and adversely affect the Group, results of operations, financial condition and prospects in these certain areas.

As reflected in the accompanying consolidated financial statements, during the six months ended June 30, 2021, the Group incurred a net loss of RMB169,653 and had a net negative operating cash flow of RMB152,993. As of June 30, 2021, the Group had a total shareholders’ deficit of RMB219,164 and net current liabilities of RMB743,551.

The Group had taken actions to manage its costs and to conserve cash, including reducing operating expenses, negotiating rent concessions for certain leased properties and closing underperforming learning centers.

The Group has carried out a review of its cash flow forecast for the twelve months ending from the date of issuance of the accompanying consolidated financial statements. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements, working capital and capital expenditures plans, existing cash on hand, as well as other key factors, including utilization of credit facilities granted by financial institutions.

The Group’s principal liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. The Group’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. These conditions raise substantial doubt as to the Group’s ability to remain a going concern.

3.	Summary of significant accounting policies

(a)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liabilities, right-of-use assets and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)	Functional currency

The Group uses RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

(c)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.4566, representing the index rates stipulated by the Federal Reserve Bank of New York on June 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. All of the Group’s bank deposits is RMB denominated and are placed with financial institutions in the PRC. The Group had no cash equivalents as of June 30, 2021.

(e)	Short-term investments

Short-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions. The Group classifies the wealth management products as available-for-sale securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(f)	Contract assets

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are set off against financial liabilities with customers when the customers are not entitled to full refund of the tuition fee paid (see note 3(r)).

(g)	Accounts receivable

Accounts receivable primarily consists of receivables of franchise fees. Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its franchisee were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and June 30, 2021, the Group did not have any off-balance-sheet credit exposure related to its customers, except for the guarantees given to installment institutions for loans granted to customers of the Group’s English training services in Note 22(b).

(h)	Contract costs

Contract costs are the incremental costs of obtaining a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, e.g., an incremental sales commission. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred. Capitalized contract costs are stated at cost less accumulated amortisation and impairment losses.

Contract costs capitalized as of June 30, 2021 relate to the incremental sales commissions paid to third-party sales agents or the Group’s sales personnel whose selling activities resulted in customers entering into sale and purchase agreements for the Group’s services. Contract costs are recognized as part of “selling and marketing expenses” in the consolidated statements of comprehensive income/(loss) in the period in which revenue from the related services is recognized. The amount of capitalized costs recognized in profit or loss for the six months ended June 30, 2021 was RMB30,566.

(i)	Restricted cash

Restricted cash mainly consists of security deposits for establishments of training schools as requested by local education bureau. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment. Amounts included in restricted cash represent those required to be set aside by a contractual agreement with education bureau.

(j)	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(k)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Buildings	20 years

Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets

Motor vehicles	5 years

Equipment, fixture and furniture, and other fixed assets	2 - 10 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

The Group capitalizes costs associated with the acquisition of major software for internal use in other assets in the consolidated balance sheets and amortizes the assets over the expected life of the software, generally between five and ten years.

(l)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

(m)	Acquired intangible assets, net

Acquired intangible assets other than goodwill mainly consist of trademark, backlog, customer relationship and favorable lease assets, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trademark	10 years

Backlog	3 years

Customer relationship	5.5 years

Reacquired right	1 year

(n)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the six months ended June 30, 2021.

(o)	Operating leases

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on the Group’s consolidated balance sheets.

ROU lease assets represent the Group’s right to use an underlying asset for the lease term and lease obligations represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group use its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay to borrow an amount equal to the lease payments under similar terms. The operating lease ROU assets also include initial direct costs incurred and any lease payments made to the lessor or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

(p)	Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital.

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. The Group performed its impairment review of goodwill, and RMB6,002 impairment losses were recorded for goodwill for the six months ended June 30, 2021.

(q)	Deferred Revenue

Cash proceeds received from customers are recorded as deferred revenue when the Group being unconditionally entitled to the tuition fees/proceeds under the payment terms set out in the contract. Deferred revenue are recognized as revenues when revenue recognition criteria are met.

(r)	Revenue recognition

The Company adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(1)	General adult English training service and overseas training service

The general adult English training service primarily consist of English classroom-based training. Course fees are generally collected in advance as a package or paid under installment plans for: (i) service fee of main English classroom-based courses; (ii) service fee of supplementary English classroom-based course; (iii) educational materials; and (iv) assessment of level of English proficiency.

The overseas training services are provided for customers planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study services.

The customers can attend main English classroom-based course/overseas training for predetermined course hours in a predetermined period of time. Supplementary English classroom-based course can be attended without limit in such period of time.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. Generally, customers are entitled to a short-term course trial period/trial courses which commences on the date the course begins or the date of contract signed. Course fee refunds are provided to customers if they decide not to participate in such course within the trial period/trial courses. In addition, the Group offers refunds of the amount related to the course fee of the undelivered course hours after deducting 30% of it or certain amount of teaching service fee for each completed course level to customers who withdraw from a course, provided attended course hours are less than or equal to 30% of total hours in the courses at the time of withdrawal. No refund will be provided for customers attending more than 30% of total hours in the underlying courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the six months ended June 30,2021.

Each type of service/product included in the course fee is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the customers. The Group estimates standalone selling prices of each service/product and recognizes them in different revenue recording methods.

For main English classroom-based courses/overseas training services, revenues are recognized proportionately as the course hours are consumed. Customers may not utilize all of their contracted rights within the service period. Such unutilized service treatments are referred to as breakage. An expected breakage amount is determined by historical experience and is recognized as revenue in proportion to the pattern of service utilized by the customers.

For supplementary English classroom-based course, revenues are recognized on a straight-line basis over the entire main English classroom-based course period.

For educational materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy as set out in note 3(r)(4) below.

Course fee received are initially recorded as financial liabilities from contracts with customers. During the trial period/trial courses, the Group recognizes contract assets when revenues are recognized. After the completion of trial period/trial course but before the completion of 30% of total hours in the courses, the contract assets are set off against the financial liabilities from contracts with customers and recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers, and non-refundable amounts of course fee are transferred from financial liabilities from contracts with customers to deferred revenue. After the completion of 30% of total hours in the courses, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue.

(2)	Online English training services

The Group operates “Likeshuo” platform to offer online live streaming English training services. Customers enroll for online courses by the use of prepaid study cards.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered on the “Likeshuo” platform, the Group typically allows a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online, provided that a customer shall apply for refund at any time during these courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the six months ended June 30, 2021.

The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

(3)	Junior English training

The Group offers junior English training services under “Meten” brand and “ABC” brand. Customers attend the classroom-based training for predetermined course hours in a predetermined period of time.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under “Meten” brand, the refund policy is similar to the general adult English training service. For courses offered under “ABC” brand, customers are generally entitled to full refund regarding the uncompleted course hours after deduction of RMB2,000 as the early contract termination fee if a student requests a refund within 30 days upon the commencement of the course. No refund will be provided if a student requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the trial period of 30 days, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

(4)	Sales of goods

Sales of goods are primarily derived from 1) sales of food and beverage; and 2) delivery of educational materials and assessment report of level of English proficiency as included in the package of general classroom-based English training services. Revenue is recognized when the customer takes possession of and accepts the products.

(5)	Revenue from other English language-related services

Revenue from other English language-related services are primarily derived from franchising learning centers through which the franchisee are authorized to use the Group’s brand and are required to adopt the Group’s centralized management system. An initial franchise fee and one-time design consulting fee or a renewal franchise fee is received when the Group enters into or renew a franchise agreement. During the term of the franchise, each franchised learning center are charged recurring franchise fees monthly based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the Group and the franchisee confirm and agree the calculation of the fee at the end of each month during the franchise period.

(s)	Cost of revenue

Cost of revenue consists of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the course content related costs, service fees paid to contract human teachers in courses, rental expenses, IT service costs and depreciations for property and equipment.

(t)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs, branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels and sales and marketing personnel. The branding and marketing expenses amounted to RMB53,668 for the six months ended June 30, 2021.

(u)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, share-based compensation expenses, agency expenses, depreciation expenses for property and equipment, property management fee and general office expenses.

(v)	Research and development expenses

Research and development costs are expensed as incurred.

(w)	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income (loss) when the grant becomes receivable. For the six months ended June 30, 2021, RMB6,369 of government grants were recognized.

(x)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB18,470 for the six months ended June 30, 2021.

(y)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not’’ that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not’’ realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not’’ recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(z)	Share based compensation

Share-based awards granted to the employees in the form of share options are subject to service and non-market performance conditions. They are measured at the grant date fair value of the awards. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Estimation of the fair value involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks and its operating history and prospects at the time the grants are made.

(aa)	Statutory reserve

In accordance with the Company Laws of the PRC, the PRC entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(ab)	Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ac)	Fair value measurements

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2020 and June 30, 2021 approximate their fair values because of short maturity of these instruments.

(ad)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income/(loss) per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic income/(loss) per share in the future. To calculate the number of shares for diluted net income/(loss) per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for Emerging Growth Company (“EGC”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. This guidance is effective for EGC for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”), Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03 (“ASU 2020-03”), Codification Improvements to Financial Instruments. ASU 2020-03 represents changes to clarify or improve the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. With regard to amendments related to Issue 1, Issue 2, Issue 4, and Issue 5, for public business entities, the amendments are effective upon issuance of this final Update, for all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

4.	Risks and Concentration

(a)	Foreign exchange risk

As the Group’s principal activities are carried out in the PRC, the Group’s transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People’s Bank of China that are determined largely by supply and demand.

The management does not expect that there will be any significant currency risk for the Group during the reporting periods.

(b)	Credit and concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned either from franchisee or from customers under the installment payment arrangement. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

The credit risk exposure resulted from guarantee provided for customers under the installment payment arrangement are disclosed in Note 22(b).

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s revenues for the year ended December 31, 2020 and the six months ended June 30, 2021.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issues with respect to its accounts receivable. The Group conducts credit evaluations on its franchisees and customers under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

The following table summarized party with greater than 10% of the accounts receivable:

	December 31, 2020	June 30, 2021
Receivables from Franchisee A	19%	19%
Receivables from Franchisee B	19%	15%
Receivables from Franchisee C	19%	14%
Receivables from Franchisee D	11%	12%

5.	Disposal and closure of subsidiaries and branches

During the six months ended June 30, 2021, due to the impact of COVID-19, the Group closed under-performing learning centers and subsidiaries to reduce operating expense. Loss on disposal and closing of subsidiaries and branches amounting to RMB5,495 were recorded in the consolidated statements of comprehensive income (loss) for the six months ended June 30, 2021.

6.	Contract balances

The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Accounts receivable	52,866	48,400
Less: Allowance for doubtful debts (i)	(25,853)	(19,106)
Accounts receivable, net	27,013	29,294
Contract assets	6,194	5,598
Deferred revenue
-current	341,934	331,719
-non-current	46,927	43,338
Financial liabilities from contracts with customers	384,561	330,148

(i) Changes in the allowance for doubtful accounts were as follows:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

At the beginning of the year	1,751	25,853
Allowance made during the year	25,694	3,015
Write-off	(1,592)	(9,762)
At the end of the year	25,853	19,106

Significant changes in the balances of contract assets, deferred revenue and financial liabilities from contracts with customers are as follows.

(a) Contract assets

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

At the beginning of the year	7,824	6,194
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(7,384)	(4,985)
Contract assets recognized with the recognition of revenue during the year	5,754	4,389
At the end of the year	6,194	5,598

(b) Deferred revenue and financial liabilities from contracts with customers

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

At the beginning of the year	958,910	773,422
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(7,384)	(4,985)
Revenue recognized that was included in the contract liabilities and financial liabilities at the beginning of the year	(644,097)	(378,784)
Increase due to cash received, excluding amount recognized as revenue or refunded	465,993	315,552
At the end of the year	773,422	705,205

Reconciliation to the consolidated balance sheets

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Deferred revenue	388,861	375,057
Financial liabilities	384,561	330,148

7.	Prepayments and other assets

The prepayments and other assets consist of the following:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Prepayments and other current assets
Receivables from third-party payment channels (i)	17,983	11,589
Cash advanced to employees	517	1,495
Prepaid advertising and marketing fees	1,056	5,164
Prepaid rental and property management fees	3,109	4,663
Prepayment for purchase of office supplies	534	534
Books and other related educational materials (ii)	9,254	8,038
Prepayment for acquisition of subsidiaries	3,085	1,148
Prepaid taxes	4,837	6,142
Others	10,283	10,547

Total	50,658	49,320

Long-term prepayments and other non-current assets
Prepayment for leasehold improvement	50	120
Long-term rental deposits	40,704	36,172

Total	40,754	36,292

(i)	The balances represent the course fees for the courses due from third-party payment channels that are mainly due to timing differences between the Group’s receipts from the third-party payment channels versus the third-party payment channels’ cash receipts from the customers.

(ii)	Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method (FIFO) for all inventories.

8.	Equity method investments

In May 2006, the Group invested RMB250 to acquire 30% equity interest of Xiamen Han’en Education Consulting Co., Ltd. and in July and November 2016, the Group invested RMB9,000 and RMB10,000 to acquire 15% and 20% equity interests of Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd. (“Wuyan”), respectively, which are mainly engaged in educational services. The Group accounts for these investments under the equity method, because the Group has the ability to exercise significant influence but does not have control over the investees. In April 2018, the Group made additional investment of RMB3,750 in Wuyan to maintain its share of equity interests in this investee. The Group recognized gain on equity method investments of RMB1,449 for the six months ended June 30, 2021.

9.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Cost:
Buildings	75,092	75,092
Motor vehicles	11,185	9,269
Leasehold improvements	71,136	56,957
Equipment, fixture and furniture, and other fixed assets	49,823	48,453

Total cost	207,236	189,771

Less: Accumulated depreciation	60,345	63,102

Property and equipment, net	146,891	126,669

Depreciation expense recognized for the six months ended June 30, 2021 was RMB18,246.

As of December 31, 2020 and June 30, 2021, buildings with carrying value of RMB56,573 and RMB54,695 had been pledged for the purpose of obtaining bank facilities.

10.	Intangible assets, net

Intangible assets, net, consist of the following:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Trademark	16,200	16,200
Backlog	5,815	5,815
Customer relationship	11,400	11,400
Reacquired right	200	200

Total cost	33,615	33,615

Less: accumulated amortization	14,278	17,093

Intangible assets, net	19,337	16,522

Trademark, backlog, customer relationship and favourable lease contracts were recorded as a result of business acquisitions.

The Group recorded amortization expense of RMB2,815 for the six months ended June 30, 2021.

Estimated amortization expense of the existing intangible assets for the next five years is RMB3,693, RMB3,693, RMB2,656, RMB1,620 and RMB1,620 respectively.

11.	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)	The British Virgin Islands (“BVI”)

Under the current tax laws of the BVI, the Company’s BVI subsidiaries are not subject to any income taxes in BVI.

(c)	Hong Kong Profits Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

(d)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax Law (“EIT Law”), under which domestic companies would be subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008.

In November 30, 2018, Shenzhen Likeshuo received the High and New Technology Enterprise (“HNTE”) certificate from the Guangdong provincial government. This certificate entitled Shenzhen Likeshuo to enjoy a preferential income tax rate of 15% for a period of three years from 2018 to 2020, if all the criteria for HNTE status could be satisfied in the relevant year.

In September 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the “WFOEs”) were set up in Hengqin New Area of Guangdong Province. The WFOEs engage in the High and New Technology Industry, which are eligible for a preferential income tax rate of 15% for a period from 1 January 2014 to 31 December 2020 according to the Notice (Cai Shui [2014] No. 26) issued by Ministry of Finance and State Administration of Taxation.

All the other PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group are subject to income tax at 25%.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2020 and June 30,2021, as the Company plans to permanently reinvest the earnings generated before June 30,2021 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes

Income tax expense consists of the following:

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000

Current income tax expense	6,734	375
Deferred income tax benefit	(6,426)	2,892
Total	308	3,267

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income(loss) for six months ended June 30, 2020 and 2021 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000

Loss before income taxes	(194,782)	(166,386)
Computed expected tax benefit	(57,997)	(36,744)
Increase/(decrease) in income taxes resulting from:
Non-deductible expenses	2,909	8,215
Additional deduction for research and development expenses	(1,369)	(1,198)
Preferential tax rate	1,617	2,060
Change in valuation allowance	55,148	30,934
Total	308	3,267

The valuation allowance as of December 31, 2020 and June 30, 2021 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. The net operating losses carry forward of the PRC subsidiaries of the Company’s VIEs amounted to RMB66,684 as of June 30, 2021, of which RMB41,454, RMB37,827, RMB168,724, RMB320,314 and RMB116,039 will expire if unused by June 30, 2022, 2023, 2024, 2025 and 2026, respectively.

Non-current income tax payable

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Beginning balance	26,085	33,718
Addition	7,633	292
Ending balance	33,718	34,010

RMB33,718 and RMB34,010 of unrecognized tax benefits as of December 31, 2020 and June 30, 2021, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose be denied by the PRC tax authorities in accordance with tax laws and regulations. The unrecognized tax benefits as of December 31, 2020 and June 30, 2021 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Income (Loss) as components of income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

12.	Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2020 and the six months ended June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Beginning balance	302,158	274,567
Decrease during the year	(27,591)	(6,002)
Goodwill	274,567	268,565

The Group incurred RMB6,002 of impairment loss on goodwill for the six months ended June 30, 2021.

13.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Accrued expenses and other payables
Deposits received from customers	1,710	2,349
Deposits received from franchisees	2,967	2,919
Accrued rental, utility and other expenses	10,859	19,360
VAT and other taxes payable	13,380	15,182
Payables for refund of tuition fee	4,143	4,862
Offering expenses	4,261	752
Others	8,710	6,302
Total	46,030	51,726

14.	Bank loans

On June 20, 2019, the Group entered into a facility agreement with China Merchants Bank with a maturity date of June 20, 2020 (“CMB Facility”). On November 5, 2019, the Group entered into a new facility agreement with China Merchants Bank with total facilities of up to RMB100,000 and a maturity date of October 27, 2021 (“New CMB Facility”), which New CMB Facility replaced the CMB Facility. The New CMB Facility was guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng, and secured by a pledge of the buildings of the VIEs. As of December 31, 2020, the Group had drawn down RMB30,000, RMB 30,000 and RMB 40,000 under the New CMB Facility, which draws were subject to fixed interest rates of 4.9%,5.0% and 5.0%, respectively. On May 11, 2021, the Group had drawn down RMB27,000 under the facilities, which was subject to a fixed interest rate of 6.5%. The Group paid back RMB3,000 of the loan as of June 30, 2021, and as of such date both loans were fully repaid.

On June 9, 2020, the Group entered into a loan agreement with China Construction Bank with a loan principal of RMB9,900 and a maturity date of July 9, 2021. On July 2, 2020, the Group entered into a loan agreement with China Construction Bank with a loan principal of RMB15,100 and a maturity date of July 2, 2021. As of June 30, 2021, the loan balances were RMB79 and RMB15,100 under the agreements, respectively, both of which are subject to a fixed interest rate of 5.0%. The loans were guaranteed by Shenzhen Yilian Education Investment Co., Ltd., Shenzhen Likeshuo network technology Co., Ltd., Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng.

On March 27, 2020, the Group entered into a loan agreement with Postal Savings Bank of China Co., Ltd. with a maturity date of March 26, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 3.95% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Shenzhen High-tech Investment and Financing Guarantee Co., Ltd., Mr. Zhuo Mo and Shenzhen Instant Education Co., Ltd. This loan was fully repaid upon maturity.

On October 19, 2020, the Group entered into a loan agreement with Industrial Bank Co., Ltd. with a maturity date of October 19, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 4.35% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Mr. Zhuo Mo, Mr. Peng Siguang, Mr. Guo Yupeng, and Shenzhen Meilian International Education Co., Ltd. The outstanding principal of RMB1,200 drawn under this loan was fully repaid as of June 30, 2021.

Some of the Group’s loan agreements are subject to covenant clauses, pursuant to which the Group was required to meet certain key financial ratios. The Group has fulfilled all such loan covenants as required in these loan agreements.

15.	Lease

The component of lease cost was as follows:

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000

Operating lease cost	86,396	54,732
Short-term lease cost	8,616	13,618
Total	95,012	68,350

Supplemental balance sheet information related to leases was as follows:

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Operating Leases
Operating lease right-of-use assets	322,559	264,050
Operating lease liabilities, current portion	131,151	115,765
Operating lease liabilities, non-current portion	200,409	159,922
Weighted-average remaining lease term - operating leases	3.61 years	3.83 years
Weighted-average discount rate - operating leases	4.89%	5.02%

Non-cancellable operating lease rentals as of June 30, 2021 are payable as follows:

Twelve months ending June 30,	RMB’000

2022	153,455
2023	66,239
2024	44,798
2025	20,306
2026	6,533
Thereafter	1,403
Total lease payment	292,734
Less: imputed interest	(17,047)

Total	275,687

16.	Redeemable Owners’ Investment

On September 1, 2015, certain Pre-listing Investors acquired equity interests in Shenzhen Meten (“First Tranche Redeemable Owners’ Investment”) for a total consideration of RMB20,000.

On June 24, 2016, certain Pre-listing Investors acquired equity interests in Shenzhen Meten (“Second Tranche Redeemable Owners’ Investment”) for a total consideration of RMB170,000.

After the above investments and as of December 31, 2016 and 2017, the First and Second Tranche Redeemable Owners’ Investment (together, “Redeemable Owners’ Investment’’) represented 1.81% and 9.62% equity interest in Shenzhen Meten, respectively.

The holders of the Redeemable Owner’s Investment are entitled to the same voting rights, dividend rights and liquidation preference as other equity holders of Shenzhen Meten, except for the followings:

Voting rights

Holders of the Redeemable Owners’ Investment are entitled to veto right at the board of directors meeting or shareholders meeting for certain events, including: (1) merger, spin-off, dismissal, acquisition, liquidation which change the legal form of Shenzhen Meten; (2) material change of the principal activities of Shenzhen Meten; (3) provide external guarantee or loans with amounts over RMB5,000; and (4) initiate a litigation or arbitration with the potential claim of over RMB1,000.

Redemption

At the request of the holders of the Redeemable Owners’ Investment, Shenzhen Meten or the Founder Investors of Shenzhen Meten (as defined in the capital contribution agreements and supplementary agreements) shall buy back all or portion of the Redeemable Owners’ Investment held by such holder upon certain events, including: (i) Shenzhen Meten’s failure to complete a qualified public offering by December 31, 2018 (for certain holders of Second Tranche Redeemable Owners’ Investment) or December 31, 2019 (for holders of First Tranche Redeemable Owners’ Investment and certain holders of Second Tranche Redeemable Owners’ Investment), and (ii) any material breach by Founder Investors or Shenzhen Meten which causes a material adverse effect (as defined in the capital contribution agreements and supplementary agreements) on the business of Shenzhen Meten or any holder of Redeemable Owners’ Investment, or in the event any Founder Investors or Shenzhen Meten gives any material misrepresentation or engages in willful or fraudulent misconduct, which misconduct causes a material adverse effect on the business of Shenzhen Meten or any holder of Redeemable Owners’ Investment.

In addition, certain holders of the Second Tranche Redeemable Owners’ Investment are entitled to exercise the redemption right when Shenzhen Meten or the Founder Investors redeems the Redeemable Owners’ Investment from any other holders.

The redemption price for the First Tranche Redeemable Owners’ Investment shall be the higher of: (1) original capital contribution amounts plus a ten percent (10%) annual interest and (2) an amount equivalent to the amounts of Shenzhen Meten’s net assets shared by the corresponding equity interest. Any cash dividends distributed by Shenzhen Meten will be deducted from the redemption price.

The redemption price for the Second Tranche Redeemable Owners’ Investment shall be the original capital contribution amounts plus a ten percent (10%) annual interest. Any cash dividends distributed by Shenzhen Meten will be deducted from the redemption price.

Redeemable Owners’ Investments were classified as the mezzanine equity upon the contribution by the holders, because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the First Tranche Redeemable Owners’ Investment are recorded at fair value, net of any costs related to the contribution.

For each reporting period, the Company recorded accretions on the Redeemable Owners’ Investment to the respective redemption value by using the effective interest rate method from the dates of capital contribution to the earliest redemption dates. The failure to complete a qualified public offering by December 31, 2018 or 2019 would be considered the earliest redemption date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit.

In connection with the Reorganization in 2018, the holders of Redeemable Owners’ Investment exchanged their investment in Shenzhen Meten for 36,416,120 ordinary shares of the Company all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. The ordinary shares exchanged do not have any redemption feature.

The movements of Redeemable Owners’ Investment for the years ended December 31, 2017 and 2018 are summarized below:

	First Tranche Redeemable Owners’ Investment	Second Tranche Redeemable Owners’ Investment	Total
	RMB’000	RMB’000	RMB’000

Balances as of January 1, 2017	22,042	178,577	200,619
Accretion	2,000	17,000	19,000
Balances as of December 31, 2017	24,042	195,577	219,619
Accretion	1,096	8,718	9,814
Reclassification to permanent equity	(25,138)	(204,295)	(229,433)
Balances as of December 31, 2018	-	-	-

17.	Revenue and segment reporting

The principal activities of the Group are providing a wide range of educational programs, services and products, consisting primarily of general adult English training, overseas training services, online English training, junior English training and other English language-related services in the PRC.

(a)	Disaggregation of revenue

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000

Revenue from contracts with customers
General adult English training	101,731	101,826
Overseas training services	41,015	76,916
Online English training	156,264	132,167
Junior English training	55,156	48,334
Sales of goods	11,389	44,446
Others English language-related services	5,354	7,630

Total	370,909	411,319

(b)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As of December 31, 2020 and June 30, 2021, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts was RMB767,228 and RMB699,607, respectively. This amount principally represents revenue expected to be recognized in the future from contracts for general adult English training, overseas training services, online English training and junior English training entered into by the customers with the Group. The Group will recognize the expected revenue in future as the service is rendered, which is expected to occur over the next 1 to 51 months.

(c)	Segment Reporting

The Group’s chief operating decision makers has been identified as the Chairman, Vice-Chairman and Chief Executive Officer who review financial information of operating segments when making decisions about allocating resources and assessing performance of the Group.

The Group identified the following four operating segments, including general adult English training, overseas training services, online English training and junior English training as reportable segments.

—	General adult English training: this segment delivers English course to customers based on customers’ particular needs and in a convenient classroom setting at learning centers located across the PRC.

—	Overseas training services: this segment provides English test preparation courses training services, consulting services related to overseas study and short-term study abroad programs services.

—	Online English training: this segment provides tutorial courses through online platform of “Likeshuo”.

—	Junior English training: this segment provides English courses to students aged between six to 18 in a convenient classroom setting at learning centers located across the PRC.

Revenue and expenses are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments.

The measure used for reporting segment profit is gross profit (revenue less cost of sales).

Other information, together with the segment information, provided to the Group’s chief operating decision makers, is measured in a manner consistent with that applied in these financial statements. There were no separate segment assets and segment liabilities information provided to the Group’s chief operating decision makers, as they do not use this information to allocate resources to or evaluate the performance of the operating segments.

(i)	Segment revenue and results

Disaggregation of revenue from contracts with customers by the timing of revenue recognition, as well as information regarding the Group’s reportable segments as provided to the Group’s chief operating decision makers for the purposes of resource allocation and assessment of segment performance for the six months ended June 30, 2020 and June 30, 2021 is set out below.

		For the six months ended June 30, 2020
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Disaggregated by timing of revenue recognition
Point in time	11,389	-	-	-	11,389
Overtime	101,731	41,015	156,264	55,156	354,166

Revenue from external customers	113,120	41,015	156,264	55,156	365,555

Reportable segment revenue	113,120	41,015	156,264	55,156	365,555

Reportable segment gross profit	(1,761)	(86)	69,437	19,975	87,565

		For the six months ended June 30, 2021
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Disaggregated by timing of revenue recognition
Point in time	44,446	-	-	-	44,446
Overtime	101,826	76,916	132,167	48,334	359,243

Revenue from external customers	146,272	76,916	132,167	48,334	403,689

Reportable segment revenue	146,272	76,916	132,167	48,334	403,689

Reportable segment gross profit	52,883	25,234	63,654	(3,791)	137,980

(ii)	Reconciliations of reportable segment revenues and profit or loss

	For the Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000

Revenue
Reportable segment revenue	365,555	359,243
Other revenue	5,354	52,076

Consolidated revenue (note 17(a))	370,909	411,319

Profit
Reportable segment profit	87,565	137,980
Other profit	2,569	(1,018)

Reportable segment profit derived from Group’s external customers	90,134	136,962

Selling and marketing expenses	(139,466)	(147,543)
General and administrative expenses	(116,381)	(96,677)
Research and development expenses	(15,182)	(7,526)
Interest income	282	173
Interest expenses	(2,284)	(3,475)
Foreign currency exchange loss, net	258	(1,054)
Gains on disposal of subsidiaries	(10,163)	(5,495)
Government grants	12,879	6,369
Equity in income on equity method investments	107	1,449
Depreciation and amortization	(9,457)	(7,072)
Share-based compensation expenses	(4,577)	(38,358)
Warrant financing	-	(2,404)
Others, net	3,683	10,349
Unallocated head office and corporate expenses	(4,615)	(12,084)

Consolidated loss before income tax	(194,782)	(166,386)

(iii)	Geographical information

No geographical information is presented as the operations, major customers and assets of the Group are substantially located in the PRC.

18.	Net loss per share

Basic and diluted net income/(loss) per share for each of the periods presented are calculated as follow:

	For the Six Months Ended June 30,
	2020	2021
	(in thousands of RMB, except share data and per share data)

Numerator:
Net income/(loss) available to shareholders of the Company - basic and diluted	(198,527)	(164,844)
Denominator
Weighted average number of ordinary shares - basic	55,237,081	64,138,561
Effect of dilutive securities	-	(279,796)
Dilutive effect of non-vested shares	55,237,081	63,858,765
Denominator for diluted net (loss)/income per share
Net income/(loss) - basic	(3.59)	(2.57)
Net income/(loss) - diluted	(3.59)	(2.58)

19.	Share based compensation

Shenzhen Meten adopted the 2013 employee equity incentive plan (“2013 Plan”) for the granting of share-based awards to executive management, key employees and directors of the Group in exchange for their services. Shenzhen Meten may, at its sole discretion, grant any employee awarded share units of Shenzhen Meten, which are held by the participating employees through special purpose vehicles.

According to the terms of the 2013 Plan, the awarded share units would be contingently redeemable upon the occurrence of certain events. The repurchase price is determined based on a number of factors, including, but not limited to, the original subscription price of the share units and the business performance of the Group. The Company has made an assessment of the cash settlement feature in the award and the probability of the contingent event’s occurrence. Based on the assessment, the Company concluded that the cash settlement feature could be exercised only on the occurrence of a contingent event that is outside the employee’s control, and is not probable of occurring. Accordingly, the Company classified the award as equity.

In conjunction with the Reorganization in 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”), which was approved by the board of directors of the Company, to replace the 2013 Plan adopted by Shenzhen Meten. Under the 2018 Plan, the maximum aggregate number of options that may be issued shall not exceed 20,085,242. The awards granted and outstanding under 2013 Plan adopted by Shenzhen Meten survived and remain effective and binding under the 2018 Plan.

All stock options granted under the 2018 Plan are not exercisable prior to the relevant shares becoming a listed security and certain of the option granted to employees are required to render service to the Group in accordance with a service schedule stipulated in the relevant award agreement.

In the year ended December 31, 2017, 2,178,528 share units were granted to employees which carried a vesting period of 5 years and a subscription price of RMB1 per unit. On December 14, 2019 (“Vesting Commencement Date”), the Company further granted 8,357,311 share units to employees which vested one week after the Vesting Commencement Date at weighted average subscription price of US$0.0055 per unit.

The Company accounts for the compensation cost based on the fair value of the awarded share units on the grant-date, on which all criteria for establishing the grant dates are satisfied. The grant-date fair value of the awarded share units is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

The following table sets forth the summary of the awarded shares unit activities. The number of awarded share units were retrospectively adjusted to reflect the share capital structure of the Company as of December 31, 2020.

	Number of share units	Weighted average grant-date fair value per share unit

As of January 1, 2018	1,854,193	24.16
Forfeited	(72,865)	38.52
As of December 31, 2018	1,781,328	23.47
Granted	1,269,373	70.32
As of December 31, 2019	3,050,701	43.52

In connection with the Mergers, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance, pursuant to the plan, one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

The share-based compensation expenses, excluding Likeshuo HK, of RMB27,664 and RMB32,769 were charged to general and administrative expenses for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. As of December 31, 2020, there was approximately RMB6,351, excluding Likeshuo HK, of total unrecognized compensation cost related to unvested awarded share units. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.5 years.

The estimated fair value of the awards on each date of grant was determined by management based on discounted cash flow method conducted by Jones Lang LaSalle. The grantor first determined its equity value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the equity value into the awarded shares. No income tax benefit was recognized in the consolidated statements of comprehensive income(loss) as the share-based compensation expense was not tax deductible. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. There were no market conditions associated with the arrangements.

Subsidiary-Likeshuo HK

In December 2020, Likeshuo HK adopted its 2020 Management Investment Plan (the “Likeshuo HK 2020 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the managements to purchase Likeshuo HK ’s newly issued shares. Under the Likeshuo HK 2020 Plan, 15% of newly issued shares of Likeshuo HK were acquired by certain senior members of the management of the Likeshuo online business (the “Likeshuo Management Investment”) and 5% of shares of Likeshuo HK were reserved for future share incentive awards (the “Likeshuo ESOP Reservation”). The consideration in respect of the Likeshuo Management Investment and Likeshuo ESOP Reservation consists of (i) RMB20,000 cash consideration payable from the relevant Likeshuo management’s personal funds; and (ii) satisfaction of certain performance targets for the Likeshuo online business. The cash consideration was determined based on the valuation of the Likeshuo online business, at approximately RMB301,200, as determined by an independent third-party valuation. Restricted shares are granted from post incentives and performance incentives, which are unlocked in three years.

As of December 31, 2020, the share option pool under the Likeshuo HK 2020 Plan approved by the board of directors of Likeshuo HK was 1,875 Likeshuo HK’s ordinary shares. The Likeshuo ESOP Reservation has reserved 625 Likeshuo HK’s ordinary shares. As of December 31, 2020, the unrecognized share-based compensation cost related to its restricted shares was RMB15,650.The share-based compensation expense of RMB24,592 for Likeshuo ESOP Reservation was charged to general and administrative expenses for the year ended December 31,2020.

As of June 30, 2021, the Likeshuo ESOP Reservation had reserved 1,327,514 Likeshuo HK’s ordinary shares to Pan Yanqiong of Likeshuo, Chief Marketing Officer. The share-based compensation expense of RMB5,589 for Likeshuo ESOP was charged to general and administrative expenses for the six months ended June 30, 2021.

20.	Equity

Ordinary shares

On September 27, 2019, the Company was authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share.

On July 10, 2018, Meten International was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar (“HK$”) divided into 38,000,000 shares with par value HK $0.01 each. After the incorporation of Meten International, the Founder and Pre-listing Investors subscribed 47,035 ordinary shares of Meten International at par value of HK $0.01.

In December 2018, Meten International increased its authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK $0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement. A total of 318,601,222 ordinary shares of Meten International were converted to 48,391,607 ordinary shares of the Company. A total of 1,971,505 ordinary share of EdtechX were converted to the equal shares of the Company.

Immediately prior to the Business Combination, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the merger transaction.

In connection with the Business Combination, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000 to purchase shares of the Company. The $12,000 of such financing of was completed on March 30, 2020, and the remaining US$4,000 financing was terminated on April 14, 2020, as the investor failed to pay the purchase price by the agreed deadline.

In connection with the Mergers, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

On January 4, 2021,the Company issues 1,327,514 Ordinary Shares under the Company’s 2020 share incentive plan to Pan Yanqiong of Likeshuo, Chief Marketing Officer.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021.

As of December 31, 2020 and June 30, 2021, there were 56,874,548 and 104,325,637 ordinary shares issued and outstanding, respectively.

Warrants

As of December 31, 2020 and June 30, 2021, there were 12,705,000 and 5,316,125 warrants outstanding, respectively. The Company’s warrants have been trading on the Nasdaq Market under the symbol “METXW” since May 27, 2020.

On January 8, 2021, the Company successfully completed a tender offer for its warrants to purchase ordinary shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

The Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants of the Company as part of the tender offer. In addition, 2,629,812 warrants to purchase ordinary shares of the Company were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 ordinary shares of the Company.

The Company offered its existing loyal warrant holders the opportunity to exercise their warrants at $1.40 from the initial warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.

On February 19, 2021, 336,001 warrants to purchase ordinary shares were validly tendered for cashless exercise, resulting in the issuance of 336,001 Ordinary Shares The exercise price of the warrants was $2.50 per share.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. Since the offering price per share of this offering was $1.00 per share, which was lower than the then warrant exercise price of $2.50 per share, the exercise price for outstanding warrants was reduced to $1.00 upon closing of the offering on May 21, 2021. The exercise price of the Company’s outstanding warrants will be reset to $11.50 per share on the date following which the closing price of our ordinary shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection.

21.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship

Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Zhongshi Qile (Beijing) Culture Media Co., Ltd. (“Zhongshi Culture”)	Fellow subsidiary
Shenzhen Meifu English Information Consulting Co., Ltd. (“Meifu English”)	Fellow subsidiary
Oxford International College Chengdu School (“Chengdu School”)	Fellow subsidiary
Meten International Educational Talent Management Service (Shenzhen) Co., Ltd (Meten Talent Service)	Fellow subsidiary
Xiamen Siming District Meten English Training School (“Xiamen Siming Meten School”)	Associate of the Group
Liketou (HK) Co., Ltd.	Entity under significant influence of a key management
Shenzhen Shuangge Technology Co., Ltd. (“Shenzhen Shuangge”)	Fellow subsidiary
Shenzhen Meten Oversea Education Consulting Co., Ltd. (“Shenzhen Meten Oversea”)	Fellow subsidiary
Shenzhen Yilian Education Investment Co., Ltd. (“Shenzhen Yilian Education”)	Fellow subsidiary
Beijing Wuyan Education Consulting Co., Ltd. (“Beijing Wuyan Education”)	Equity method investment subsidiary

(a) Major transactions with related parties

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000

Advances from related parties
- Meifu English	4,000	9,237
- Chengdu School	23,300	16,300
- Shenzhen Shuangge	480	-
- Meten Talent Service	4,991	2,375
- Mr. Zhao Jishuang	30,893	80,108
Total	63,664	108,020
Repayment of advances from related parties
- Mr. Zhao Jishuang	-	60,656
- Meifu English	-	10,237
- Chengdu School	14,000	11,162
- Meten Talent Service	128	1,759
- Shenzhen Shuangge	176	303
- Xiamen Siming Meten School	19	-
Total	14,323	84,117

Advances to related parties
- Meifu English	2,681	20
- Zhongshi Culture	104	71
- Chengdu School	17	358
- Shenzhen Shuangge	261	34
- Shenzhen Meten Oversea	4,253	-
- Meten Talent Service	2,502	330
- Shenzhen Yilian Education	401	-
Total	10,219	813
Repayment of advances to related parties
- Meifu English	4,549	1,256
- Zhongshi Culture	126	433
- Chengdu School	49	361
- Shenzhen Shuangge	-	316
- Shenzhen Meten Oversea	1,045	3,264
- Shenzhen Yilian Education	-	16
- Meten Talent Service	6,022	323
- Xiamen Siming Meten School	156	-
Total	11,947	5,969

(b) Balances with related parties

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000
Amounts due from related parties
Current
- Zhongshi Culture	508	146
- Meifu English	2,751	1,514
- Xiamen Siming Meten School	246	246
- Chengdu School	17	14
- Meten Talent Service	458	465
- Shenzhen Meten Oversea	3,264	-
- Shenzhen Shuangge	289	7
- Shenzhen Yilian Education	401	385
- Beijing Wuyan Education	-	2,000
Total	7,934	4,777

Amounts due to related parties
Current
- Meifu English	4,012	3,012
- Chengdu School	9,354	14,492
- Shenzhen Meten Oversea	1,070	767
- Meten Talent Service	4,863	5,479
- Mr. Zhao Jishuang	30,893	50,345
Total	50,192	74,095

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

22.	Commitment and Contingencies

(a)	Capital commitments

As of June 30, 2021, capital commitments of the Group in respect of leasehold improvements and fixtures, fittings and other fixed assets were RMB2,488 due within a year.

(b)	Guarantees given to installment institutions for loans granted to buyers of the Group’s training services

The Group, in cooperation with several third-party financing institutions (“Loan Institutions”), offers installment payment option to its customers. The Loan Institutions remit the tuition fee to the Group for the borrowing customers to complete their purchase of the course. The interest expenses of the installment are born by the borrowing customers. The borrowing customers bear the interest expense and are obligated to repay the loan in pre-agreed installments over the periods ranging from 6 months to 24 months to the Loan Institutions. According to the arrangement with one of these Loan Institutions, the Group is obligated to repay 50 percent of the overdue amounts to this Loan Institution for any default in repayment by the borrowing customers.

The management does not consider that the Group will sustain a loss under these guarantees during the year under guarantee based on the good historical data and the Group can stop providing training services as soon as the overdue happens. The maximum amount of undiscounted payments the Group would have to make in the event of default are nil as of December 31,2020 and June 31, 2021, respectively. The management considers the fair value of the guarantee is not significant to the consolidated financial statements and does not recognized a liability based on the estimated fair value of the guarantee.

23.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of June 30, 2021, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subject to restriction amounted to RMB62,910.

24.	Subsequent events

Meten EdtechX Education Group Ltd. changed its name to “Meten Holding Group Ltd.,” on August 11, 2021

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share. The Company also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, each a “Pre-funded Warrant”), to those purchasers whose purchase of ordinary shares in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the offering. The purchase price of each Pre-funded Warrant is $0.2999, which equals the price per ordinary share being sold to the public in this offering, minus $0.0001. The Pre-funded Warrants became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.